Issuer Free Writing Prospectus dated September 5, 2023
Filed Pursuant to Rule 433
Registration Nos. 333-255424 and 333-271262

Consider Sheltering AI Profits in a QOF like Belpointe OZ

The latter part of August saw the stock market regain some of its footing following a sharp pullback led primarily by those stocks that were front and center of the AI euphoria for the first half of the year. Now that second-quarter earnings season is in the record books, it appears that a few companies will be able to monetize AI while a significant number may still be talking about their AI strategy a year from now. What is becoming quickly known is that deploying AI technology is capital intensive, where the biggest names in the tech sector will likely win out over the long term.

The latest economic data shows inflation is ebbing but at a very slow pace. The Federal Reserve has made it clear that they will continue to target a 2% inflation rate and will use all of the tools at their disposal to bring inflation back to the target rate. The bond market is currently looking for the Fed to pause at the September 20 FOMC meeting, then we will see how the data plays out over the next couple of months. Last Friday’s Employment Situation report showed unemployment rising to 3.8% with hourly wages moderating. In our view, this was a big win for Fed policy.

To this point, following the employment report the market posted strong gains led by the Magnificent Seven stocks—Apple, Microsoft, Nvidia, Amazon, Meta, Tesla and Alphabet—providing investors in certain concentrated positions with a second opportunity this year to book gains. From our viewpoint, when stocks like the Magnificent Seven start to become overweighted positions in a portfolio, an investor may want to look to diversify some of that concentration, and as a consequence may realize capital gains.

Furthermore, if the Fed pauses and possibly sits tight for a period of time, in our opinion, it stands to reason that some of the currently discounted assets in the commercial real estate market may offer attractive entry points, especially those in Class-A full-featured multi-family housing complexes in prime locations.

Belpointe PREP, LLC (“Belpointe OZ”) (NYSE American: OZ), is the only qualified opportunity fund (“QOF”) listed on a national securities exchange, with its first two projects located in downtown Sarasota and St. Petersburg, Florida, respectively.

Belpointe PREP, LLC (“Belpointe OZ”) (NYSE American: OZ), is the only qualified opportunity fund (“QOF”) listed on a national securities exchange, with its first two projects located in downtown Sarasota and St. Petersburg, Florida, respectively.

Belpointe OZ has just released a brand new website for its Aster & Links project. Aster & Links is situated at 1991 Main Street, located in the heart of downtown Sarasota, Florida, in close proximity to the world-famous St. Armand’s Circle and Longboat Key. It’s a very exciting time for Belpointe OZ, in that this Class-A full-featured complex is rapidly coming to life, and investors and future tenants, who are projected to begin moving in in the spring of 2024, can now see first-hand how the project management team has gone to great lengths to bring a luxury living experience to Aster & Links.

The Aster and Links website is now online. For more information click the image below

Belpointe OZ is also making excellent headway on Class A multi-family residential project in downtown St. Petersburg, Florida, at 1000 First Ave North (previously referred to as 902-1020 First Avenue North). Click on the link below to review Belpointe OZ’s current properties in the various phases of conception of the project, remodel, ground-up construction, and acquisition.

https://investors.belpointeoz.com/select-oz-development-sites/

Out of the many Opportunity Zones that we’ve looked at (and there are more than 8,700 of them designated by the government), we believe that there are less than 100 that are worth investing in. The development team at Belpointe OZ (NYSE American: OZ) is composed of executives with decades of experience in bringing projects online in the Class-A multi-family apartment sector.

From a tax planning standpoint, we think laddering capital gains tax deferment throughout the year by taking advantage of the QOF regulation’s rolling 180-day look-back period, can be very advantageous come the year-end. Most forms of capital gains qualify for tax deferment—stocks, bonds, mutual funds, ETFs, real estate, the sale of a business, trademarks, patents, cryptocurrencies, precious metals, collectibles, livestock, cars, aircraft, marine craft, etc. In the meantime, the potential growth and income from capital gains reinvested into a QOF have an opportunity to be compounded free of taxation as long as the QOF investment is held for at least 10 years through December 31, 2047.

Another key point: there is no limit on how much in realized capital gains one can reinvest into a QOF. QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, most taxable gains invested in a QOF are not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until an investor’s interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs on a tax-free basis expires December 31, 2047.

On Friday, September 1, 2023, Belpointe OZ announced its unaudited quarterly net asset value (“NAV”) as of the quarter ended June 30, 2023, of $351.6 million or $98.58 per Class A unit, as compared to the current market price of around $90 per unit as of September 1, a meaningful discount to NAV. With many sectors of the market in correction mode, it might prove to be an excellent opportunity to book some profits, especially in market leaders that have enjoyed huge runs year-to-date, and to shelter those capital gains in a QOF, like Belpointe OZ where the construction of two large-scale multi-family residential projects in Sarasota and St. Petersburg, Florida, are making excellent progress towards completion in 2024.

A Viable Alternative to 1031 Tax Free
Exchanges

We’ve seen a pickup in interest from property owners about how Belpointe OZ might represent an attractive alternative to Internal Revenue Code Section 1031 like-kind exchanges. Investors that have sold real estate within the past 180 days and that may be under pressure to comply with Section 1031 regulations in order to complete a tax-free exchange, may want to avoid the inconvenience of having to identify a replacement property (and one or more alternative replacement properties, just in case a replacement property falls through) within 45 days of selling the original property, escrowing the sale proceeds with a 1031 qualified intermediary, and closing on a replacement property within 180 days of the sale of the original property. Instead, investors may want to consider investing capital gains from the sale of the original property into a QOF, like Belpointe OZ.

Attention Broker-Dealers: Here’s An
Attractive Proposition For You

On May 17th, Belpointe OZ announced the commencement of an offering to raise up to $750 million in capital. This latest offering affords broker-dealers the opportunity to participate in the selling group, and Belpointe OZ has retained Emerson Equity LLC as dealer manager for the offering. Interested broker-dealers may contact us at IR@BelpointeOZ.com or call 203-883-1944 for further information.

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market, including:

● No investors servicing fees;

● No disposition fees;

● 0.75% annual management fee; and

● 5% carried interest.

Belpointe OZ

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.